UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Gordon, Lawrence M.
   30 Talbot Court
   Short Hills, NJ  07078
2. Issuer Name and Ticker or Trading Symbol
   National Patent Development Corporation
   (NPD)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   7/1/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   General Counsel
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |7/1/97|J(1)| |1,882             |A  |$7.8125    |2,382              |D     |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |$7.8125 |7/1/9|A(1)| |1,882      |A  |(2)  |12/31|Common Stock|1,882  |$7.8125|1,882       |D  |            |
(Right to Buy)        |        |7    |    | |           |   |     |/04  |            |       |       |            |   |            |
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Employee Stock Option |$7.75   |7/1/9|A   | |50,000     |A  |(3)  |7/1/0|Common Stock|50,000 |$7.75  |50,000      |D  |            |
(Right to Buy)        |        |7    |    | |           |   |     |2    |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Acquisition on 7/1/97 of 1,882 shares of National Patent Common Stock at a price of $7.8125 per share, the closing price on the American Stock Exchange, Inc. on 6/30/97, pursuant to the provisions of Section 2.1(c)(1) of the Agreement and Plan of Merger among the Issuer, General Physics Corporation and GPX Acquisition, Inc.
dated as of 11/19/96 and amended on
12/18/96.
(2) The number of derivitive securities is not determinable at this time because the number of securities that might be issued is dependent upon a formula based on the last business day before 7/1/98 and 7/1/99.
(3) Exercisable, cumulatively, at the rate of 20% per annum, beginning on 7/1/97, the date of grant.
SIGNATURE OF REPORTING PERSON
Lawrence M. Gordon
DATE
August 8, 1997